UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

FORM SD

SPECIALIZED DISCLOSURE REPORT

_______________

National Presto Industries, Inc.

(Exact name of registrant as specified in its charter)

Wisconsin	1-2451	39-0494170
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

3925 North Hastings Way Eau Claire, Wisconsin	54703-3703
(Address of principal executive office)	(Zip Code)

Douglas J. Frederick: 715-839-2121

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒       Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

A copy of the National Presto Industries, Inc.’s Conflict Minerals Report for the year ended December 31, 2016 is provided as Exhibit 1.01 hereto and is publicly available at http://www.gopresto.com/proxy/index.php.

Section 2 – Exhibits

Item 2.01 Exhibit

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

National Presto Industries, Inc.
(Registrant)

Date: May 31, 2017	By:	/s/ Douglas J. Frederick
(Signature) Douglas J. Frederick, General Counsel and Secretary